                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     ISOCOR
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                  464 902 10 5
                                 --------------
                                 (CUSIP Number)

                PAUL GIGG, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              3420 OCEAN PARK BLVD.
                             SANTA MONICA, CA 90405
                                 (310) 581-8100
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 20, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box * .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 2 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON

1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Critical Path, Inc.               I.R.S. Identification No.:  91-1788300
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                    (b) [ ]
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                               [ ]

       N/A
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                2,074,005(1)
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH

                      ----------------------------------------------------------
                      8      SHARED VOTING POWER
                             1,432,620(2)

                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             2,074,005(1)

                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             N/A
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,506,625(1)(2)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       26.98%(3)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Critical Path, Inc., a California corporation ("Critical Path"), will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of ISOCOR, a California corporation ("ISOCOR"), which, based upon the 10,422,135 shares of ISOCOR Common Stock outstanding as of October 17, 1999 (as represented by ISOCOR in the Reorganization Agreement discussed in Items 3 and 4) currently equals 2,074,005 shares of ISOCOR Common Stock. Prior to the exercise of the Option, Critical Path is not entitled to any rights as a shareholder of ISOCOR as to the shares of ISOCOR Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Critical Path expressly disclaims beneficial ownership of any of the shares of ISOCOR Common Stock which are purchasable by Critical Path upon exercise of the Option until such time as Critical Path purchases any such shares of ISOCOR Common Stock upon any such exercise.

(2) 1,432,620 shares of ISOCOR Common Stock are subject to Voting Agreements entered into by Critical Path and certain affiliates of ISOCOR (discussed in Items 3 and 4 below). Critical Path expressly disclaims beneficial ownership of any of the shares of ISOCOR Common Stock covered by the Voting Agreements. Based on the number of shares of ISOCOR Common Stock outstanding as of October 17, 1999 (as represented by ISOCOR in the Reorganization Agreement discussed in Items 3 and 4), the number of shares of ISOCOR Common Stock indicated represents approximately 13.12% of the outstanding ISOCOR Common Stock, excluding the shares of ISOCOR Common Stock issuable upon exercise of the Option and calculated as discussed in Item 5.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 3 OF 14 PAGES
---------------------                                         ------------------


(3) Based on an assumed 12,995,937 shares of ISOCOR Common Stock outstanding, calculated by adding (1) 10,422,135 shares of ISOCOR Common Stock outstanding as of October 17, 1999 (as represented by ISOCOR in the Reorganization Agreement discussed in Items 3 and 4), (2) 2,074,005 shares of ISOCOR Common Stock issuable pursuant to exercise of the Option, and (3) 499,797 shares of ISOCOR Common Stock issuable to the ISOCOR affiliates who are parties to the Voting Agreements pursuant to exercise of their options exercisable within 60 days of October 20, 1999.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 4 OF 14 PAGES
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D (the "Schedule 13D") relates to the common stock (the "Shares" or the "ISOCOR Common Stock"), of ISOCOR. The principal executive office of ISOCOR is located at 3420 Ocean Park Blvd, Santa Monica, California, 90405.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by Critical Path, Inc. Critical Path is a leading provider of email hosting services. The address of the principal business and principal office of Critical Path is 320 1st Street, San Francisco, California 94105.

        Set forth on Schedule A is the name of each of the directors and executive officers of Critical Path and their present principal occupation or employment, including the name and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Critical Path's knowledge.

        Neither Critical Path, nor to Critical Path's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Critical Path's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an Agreement and Plan of Reorganization dated as of October 20, 1999 (the "Reorganization Agreement"), by and among Critical Path, Initialize Acquisition Corp., a California corporation and wholly-owned subsidiary of Critical Path ("Merger Sub") and ISOCOR, and subject to the conditions set forth therein (including approval by shareholders of ISOCOR), Merger Sub will merge with and into ISOCOR and ISOCOR will become a wholly-owned subsidiary of Critical Path (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into ISOCOR with ISOCOR remaining as the surviving corporation (the "Surviving Corporation").

        As an inducement to Critical Path to enter into the Reorganization Agreement, Critical Path and ISOCOR entered into a Stock Option Agreement dated as of October 20, 1999 (the "Stock Option Agreement") pursuant to which ISOCOR granted Critical Path the right (the "Option"), under certain conditions, to acquire up

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 5 OF 14 PAGES
---------------------                                         ------------------


        to the number of shares of ISOCOR Common Stock sufficient to give Critical Path ownership of 19.9% of ISOCOR's outstanding Common Stock. ISOCOR's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Critical Path did not pay additional consideration to ISOCOR in connection with ISOCOR entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Critical Path anticipates it will use working capital for any exercise of the Option.

        As a further inducement for Critical Path to enter into the Reorganization Agreement and in consideration thereof, certain shareholders of ISOCOR (the "Shareholders") entered into individual voting agreements with Critical Path (collectively, the "Voting Agreements") whereby each Shareholder agreed, severally and not jointly, to vote all of the shares of ISOCOR Common Stock beneficially owned by him, her or it in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and certain related matters. Critical Path did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Voting Agreements.

        References to, and descriptions of, the Merger, the Reorganization Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Reorganization Agreement, the Stock Option Agreement and the form of Voting Agreement, respectively, included as Exhibits 1, 2 and 3 and 4, respectively, to this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Critical Path, with and into ISOCOR in a statutory merger pursuant to the California Corporations Code. At the effective time of the Merger, the separate existence of Merger Sub will cease and ISOCOR will continue as the Surviving Corporation and as a wholly-owned subsidiary of Critical Path. Each holder of outstanding ISOCOR Common Stock will receive, in exchange for each share of ISOCOR Common Stock held by such holder, 0.4707 shares of Critical Path Common Stock. Critical Path will assume each outstanding option to purchase ISOCOR Common Stock under ISOCOR's stock option plans.

        Pursuant to the Stock Option Agreement, ISOCOR granted Critical Path the Option, under certain conditions, to acquire up to the number of shares of ISOCOR Common

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 6 OF 14 PAGES
---------------------                                         ------------------

        Stock sufficient to give Critical Path ownership of 19.9% of ISOCOR's outstanding Common Stock. ISOCOR's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. An Exercise Event will occur if the Reorganization Agreement is terminated pursuant to Section 7.1(b), 7.1(d), 7.1(g) or 7.1(h) thereof and an event causing the Termination Fee to become payable pursuant to Section 7.3(b) of the Reorganization Agreement occurs.

        Pursuant to the Voting Agreements, the Shareholders have irrevocably appointed Critical Path as their lawful attorney and proxy. Such proxy gives Critical Path the limited right to vote each of the 1,432,620 shares (including options exercisable within 60 days of October 20, 1999) of ISOCOR Common Stock beneficially owned by the Shareholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, Critical Path (or any nominee of Critical Path) will be limited, at every ISOCOR shareholders meeting and every written consent in lieu of such a meeting to vote the Shares in favor of approval and adoption of the Reorganization Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Shareholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the parties shall file a merger agreement with the Secretary of State of California in accordance with the terms and provisions of the Reorganization Agreement, or (ii) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof.

        The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Critical Path and ISOCOR to consummate the transactions contemplated under the Reorganization Agreement.

        (c) Not applicable.

        (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly appointed.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f) Not applicable.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 7 OF 14 PAGES
---------------------                                         ------------------

        (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by California Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h) - (i) If the Merger is consummated as planned, the ISOCOR Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

        (j) Other than described above, Critical Path currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Critical Path reserves the right to develop such plans).

        References to, and descriptions of, the Reorganization Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Reorganization Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISOCOR.

        (a) - (b) As a result of the Voting Agreements, Critical Path may be deemed to be the beneficial owner of at least 1,432,620 shares of ISOCOR Common Stock. Such ISOCOR Common Stock constitutes approximately 13.12% of the issued and outstanding shares of ISOCOR Common Stock assuming outstanding shares of ISOCOR Common Stock equal to the number of shares of ISOCOR Common Stock outstanding as of October 17, 1999 (as represented by ISOCOR in the Reorganization Agreement discussed in Items 3 and 4) plus the number of shares of ISOCOR Common Stock issuable to the ISOCOR affiliates who are parties to the Voting Agreements pursuant to exercise of options exercisable within 60 days of October 20, 1999. Critical Path may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Critical Path
        (i) is not entitled to any rights, other than as described herein, as a shareholder of ISOCOR as to the Shares and (ii) disclaims any beneficial ownership of the shares of ISOCOR Common Stock which are covered by the Voting Agreements.

        In the event the Stock Option becomes exercisable and is exercised in full, Critical Path will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the outstanding shares of ISOCOR Common Stock,

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 8 OF 14 PAGES
---------------------                                         ------------------

        which, based upon the 10,422,135 shares of ISOCOR Common Stock outstanding as of October 17, 1999 (as represented by ISOCOR in the Reorganization Agreement discussed in Items 3 and 4) equals 2,074,005 shares of ISOCOR Common Stock.

        To Critical Path's knowledge, no person listed on Schedule A has an ownership interest in ISOCOR.

        Set forth on Schedule B is the name of those affiliates of ISOCOR that have entered into a Voting Agreement with Critical Path, and their present principal occupation or employment, including the name and address of any corporation or other organization in which such employment is conducted, to Critical Path's knowledge.

        (c) To the knowledge of Critical Path, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d) To the knowledge of Critical Path, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of ISOCOR reported on herein.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISOCOR.

        Other than the Reorganization Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Critical Path, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ISOCOR, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are incorporated herein by reference as exhibits:

        1. Agreement and Plan of Reorganization, dated October 20, 1999, by and among Critical Path, Merger Sub and ISOCOR (incorporated by reference to Exhibit 2.1 to Critical Path's Current Report on Form 8-K filed of even date herewith).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 464 902 105                                         PAGE 9 OF 14 PAGES
---------------------                                         ------------------

        2. Stock Option Agreement, dated October 20, 1999, by and between Critical Path and ISOCOR (incorporated herein by reference to Exhibit 2.2 to Critical Path's Current Report on Form 8-K filed of even date herewith).

        3. Form of Voting Agreement entered into between Critical Path and certain affiliates of ISOCOR (incorporated herein by reference to Exhibit 2.3 to Critical Path's Current Report on Form 8-K filed of even date herewith).

        4. Voting Agreement, dated as of October 20, 1999, between Critical Pathand Brentwood Associates (incorporated herein by reference to Exhibit 2.4 to Critical Path's Current Report on Form 8-K filed of even date herewith).

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 464 902 105                                        PAGE 10 OF 14 PAGES
---------------------                                        -------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 1999

                                    CRITICAL PATH, INC.

                                    By: /s/ Brett Robertson
                                       ---------------------------------------
                                        Brett Robertson
                                        Vice President of Strategic Development
                                        and General Counsel

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 464 902 105                                        PAGE 11 OF 14 PAGES
---------------------                                        -------------------

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CRITICAL PATH, INC.


     (2)
NAME AND TITLE                                                 PRESENT PRINCIPAL OCCUPATION
                                                                INCLUDING NAME OF EMPLOYER
Douglas T. Hickey                                    Critical Path, Inc.
President, Chief Executive Officer and Director      320 1st Street
                                                     San Francisco, CA  94105
David C. Hayden                                      Critical Path, Inc.
Chairman of the Board of Directors                   320 1st Street
                                                     San Francisco, CA  94105
David A. Thatcher                                    Critical Path, Inc.
Executive Vice President and Chief Financial         320 1st Street
Officer                                              San Francisco, CA  94105
Joseph Duncan                                        Critical Path, Inc.
Vice President and Chief Information Officer         320 1st Street
                                                     San Francisco, CA  94105
Judie A. Hayes                                       Critical Path, Inc.
Vice President of Corporate Communications           320 1st Street
                                                     San Francisco, CA  94105
William H. Rinehart                                  Critical Path, Inc.
Vice President of Worldwide Internet Sales           320 1st Street
                                                     San Francisco, CA  94105
Brett Robertson                                      Critical Path, Inc.
Vice President of Strategic Development and          320 1st Street
General Counsel                                      San Francisco, CA  94105
Kurt Steinhauer                                      Critical Path, Inc.
Vice President Worldwide Enterprise Sales            320 1st Street
                                                     San Francisco, CA  94105
Marcy Swenson                                        Critical Path, Inc.
Vice President of Platform Architecture              320 1st Street
                                                     San Francisco, CA  94105
Mari E. Tangredi                                     Critical Path, Inc.
Vice President of Business Development               320 1st Street
                                                     San Francisco, CA  94105
Sharon Weinbar                                       Critical Path, Inc.
Vice President of Marketing                          320 1st Street
                                                     San Francisco, CA  94105

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 464 902 105                                        PAGE 12 OF 14 PAGES
---------------------                                        -------------------


Cynthia D. Whitehead                                 Critical Path, Inc.
Vice President of Operations and Customer Service    320 1st Street
                                                     San Francisco, CA  94105

Christos M. Cotsakos                                 Chairman and Chief Executive Officer
Director                                             E*TRADE Group, Inc.
                                                     4500 Bohannon Drive
                                                     Menlo Park, CA 94025

Lisa Gansky                                          Principal
Director                                             Trading Fours
                                                     6114 LaSalle Avenue, #433
                                                     Oakland, CA 94611

Kevin R. Harvey                                      General Partner
Director                                             Benchmark Capital
                                                     2480 Sand Hill Road, Suite 200
                                                     Menlo Park, CA 94025

James A. Smith                                       Chief Executive Officer
Director                                             US West Dex
                                                     198 Inverness Drive West
                                                     Englewood, CO 80112

George Zachary                                       Partner
Director                                             Mohr Davidow Ventures
                                                     2775 Sand Hill Road, Suite 240
                                                     Menlo Park, CA 94025

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 464 902 105                                        PAGE 13 OF 14 PAGES
---------------------                                        -------------------

                                   SCHEDULE B


                            AFFILIATE                                   SHARES BENEFICIALLY OWNED
Janine Bushman                                                                     78,166*
Vice President, Finance and Administration
and Chief Financial Officer
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

Dennis Cagan                                                                       10,000*
President
Cagan Co.
414 Lincolnwood Drive
Santa Barbara, CA 93110

Andre De Fusco                                                                          0
President and Chief Executive Officer
ACT Networks, Inc.
26707 Agoura Road
Calabasas, CA 91302

Andre De Mari                                                                     336,307*
Chairman of the Board of Directors
ISOCOR
3420 Ocean Park Boulevard
Santa Monica, CA 90405

Paul Gigg                                                                         230,014*
President and Chief Executive Officer
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

Karl Klessig                                                                       31,118*
Vice President, Marketing and Strategic Alliance
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

Alex Lazar                                                                         62,155*
Vice President, North American Sales
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 464 902 105                                        PAGE 14 OF 14 PAGES
---------------------                                        -------------------



Abe Levine                                                                          1,000
Vice President, Professional Services
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

David Longley                                                                      21,562*
Vice President, International Sales and Marketing
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

Barry Wyse                                                                         45,243*
Vice President, Engineering
ISOCOR
3420 Ocean Park Blvd.
Santa Monica, CA  90405

William Yundt                                                                       9,437*
Vice President, Networking
Web TV Networks, Inc.
305 Lytton Avenue
Palo Alto, CA 94301

Brentwood Associates V, L.P.                                                      607,618
1150 Santa Monica Blvd.
Suite 1200
Los Angeles, CA 90025


*Includes shares issuable pursuant to exercise of options exercisable within 60 days of October 20, 1999.